UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to
Commission File Number 1-01520

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aerojet Rocketdyne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aerojet Rocketdyne Holdings, Inc.
222 N. Sepulveda Blvd, Suite 500
El Segundo, California 90245

Aerojet Rocketdyne Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2016 and 2015
and for the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Aerojet Rocketdyne Retirement Savings Plan

We have audited the financial statements of the Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) as of December 31, 2016, and for the year ended December 31, 2016, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, California
June 2, 2017

Report of Independent Registered Public Accounting Firm

To the Administrator of
Aerojet Rocketdyne Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Sacramento, California
June 29, 2016, except for the change in presentation of investments in certain entities that calculate net asset value per share discussed in Note 1 to the financial statements, as to which the date is June 2, 2017

Aerojet Rocketdyne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value (Note 3)	$699,870,557	$617,541,764
Receivables:
Company contributions (Note 1)	43,011	39,540
Participant contributions	96,974	92,146
Notes receivable from participants	13,734,069	14,541,990
Total receivables	13,874,054	14,673,676
Total assets	713,744,611	632,215,440
Liabilities
Administrative expenses payable	244,522	254,677
Net assets available for benefits	$713,500,089	$631,960,763

See accompanying notes to the financial statements.

Aerojet Rocketdyne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Additions
Contributions:
Participant	$49,661,364
Company (Note 1)	20,012,739
Rollovers	7,254,634
Total contributions	76,928,737
Investment Income:
Dividends and interest	22,274,716
Net appreciation in fair value of investments	26,835,065
Total investment income	49,109,781
Interest income on notes receivable from participants	571,644
Total additions	126,610,162
Deductions
Benefits paid to participants	44,757,547
Administrative expenses (Notes 1 and 6)	313,289
Total deductions	45,070,836
Net increase during the year	81,539,326
Net assets available for benefits
Beginning of year	631,960,763
End of year	$713,500,089

See accompanying notes to the financial statements.

Aerojet Rocketdyne Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1. Description of the Plan

The following description of the Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Aerojet Rocketdyne Holdings, Inc. (the “Company” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Prior to April 1, 2016, the Plan consisted of distinct provisions for the following three groups: (i) represented employees in Sacramento, California, represented employees in Canoga Park, California, and all non-represented employees; (ii) represented employees in Carlstadt, New Jersey; and (iii) represented employees in West Palm Beach, Florida.

Effective April 1, 2016, the Plan provisions for represented employees in West Palm Beach, Florida were amended to mirror the Plan provisions for represented employees in Sacramento, California, represented employees in Canoga Park, California, and all non-represented employees. As a result, the Plan consists of distinct provisions for the following two groups: (i) represented employees in Sacramento, California, represented employees in Canoga Park, California, represented employees in West Palm Beach, Florida, and all non-represented employees and (ii) represented employees in Carlstadt, New Jersey.

Contributions

Represented Employees in Sacramento, California, Represented Employees in Canoga Park, California, Represented Employees in West Palm Beach, Florida, and all Non-Represented Employees

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”) . The Company makes matching contributions in cash equal to 100% of the first 3% of the participant’s eligible compensation contributed and 50% of the next 3% of the eligible compensation contributed. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s matching contributions into any of the Plan’s investment alternatives except for Aerojet Rocketdyne Holdings Stock Fund (the “Company Stock Fund”). Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in Carlstadt, New Jersey

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Code. The Company makes matching contributions in cash equal to 100% of the first 3% of participant's eligible compensation contributed and 50% of the next 3% contributed but no less than $100 per month per participant. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the Company Stock Fund. Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in West Palm Beach, Florida (Prior to April 1, 2016)

Participants could elect to contribute to the Plan, on a pre-tax or after-tax basis, up to $272 per week of their eligible compensation as defined by the Plan. Pre-tax contributions were subject to annual deductibility limits specified under the Code. The Company made matching contributions in cash equal to 50% of participant contributions, up to $72. In addition, participants could make Individual Medical Account (“IMA”) contributions of $1 to $17 per week based on their age. The Company matched IMA contributions in cash equal to 75% of participants’ IMA contributions. The Company, from time to time, could make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments were participant-directed and participants could elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the Company Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and net earnings or losses associated with the participant’s investment election. Each participant’s account is also charged with an allocation of certain administrative expenses. Allocations of expenses are generally based on each participant’s account balance in proportion to all participants’ account balances.

Vesting

A participant’s interest in employee contributions and rollover contributions, if any, are vested and not subject to forfeiture. The Company’s contributions may be subject to such forfeitures as may be required or permitted in order to meet the nondiscrimination provisions of the Code or other applicable provisions of law. For represented employees in Sacramento, California, Canoga Park, California, West Palm Beach, Florida, Carlstadt, New Jersey and all non-represented employees, a participant’s interest in contributions made by the Company is immediately vested. Prior to April 1, 2016, for represented employees in West Palm Beach, Florida, the Company’s matching contributions, IMA matching contributions, and automatic non-matching contributions are vested upon the earliest to occur of the following: (i) employee completes two years of participation in the Plan; (ii) employee completes three years of continuous service; (iii) employee’s attainment of age 65; (iv) employee’s disability date; (v) employee’s death while employed by the Company; (vi) employee’s layoff; or (vii) employee’s entry into the military service of the United States. Any Company contributions not meeting these vesting requirements are subject to forfeiture.

Forfeited Accounts

Forfeited balances are used to either reduce the cash payment of the Company’s matching contributions, or to offset administrative expenses. Unallocated forfeited balances as of December 31, 2016 and 2015 were approximately zero and $0.1 million, respectively.

Notes Receivable from Participants

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the participant’s highest aggregate loan balance in the previous 12 months. Eligible participants may have up to two loans outstanding at any given time. Account balances attributable to the Company’s matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid ratably through payroll deductions. The outstanding balance of a loan may be paid at any time before the end of the term of the loan. Upon termination of employment with the Company, participants may elect to continue making loan payments through automatic direct debits from his or her personal bank account if a total distribution has not been taken from the Plan account. A default will be deemed to have occurred if any loan payment has not been made within 90 days of when the payment is due to be paid by the participant. Participants who do not elect to repay an outstanding loan through direct debits have 90 days to repay outstanding loan balances. After 90 days, outstanding loan balances are treated as a distribution from the Plan and may have tax consequences to the participant.

In-Service Withdrawals

For the Company’s matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares in each investment fund. In-service withdrawals are not allowed for the Company’s matching contributions made after December 31, 2003. In-service withdrawals for participant contributions are allowed in certain circumstances in accordance with the Plan.

Payment of Benefits

Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59 ½, termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged to participants originating such transactions. Prior to October 1, 2015, the cost of recordkeeping services provided by Fidelity Investments (“Fidelity”) was funded through offsets from some of the investment funds in the Plan.  A Revenue Credit Account (“RCA”) was established in the Plan to share in excess recordkeeping fees (“Revenue Credits”) paid to Fidelity by the investment funds.  Effective October 1, 2015, the Company amended the trust agreement with Fidelity Management Trust Company (“Fidelity Trust”), the Plan’s Trustee.  As a result of the amendment, the quarterly recordkeeping fee paid to Fidelity was fixed based on the number of accounts in the Plan.  All Revenue Credits received by Fidelity were passed-through to the RCA.  The Plan could use proceeds in RCA to directly pay for legal, accounting, and certain administrative costs of the Plan or for reimbursement of such costs that were paid by the Company.  Effective October 1, 2016, the Company amended the trust agreement with Fidelity Trust in  regard to Revenue Credits.  As a result of the amendment, the RCA is no longer used to pay for legal, accounting, and certain administrative costs of the Plan.  Instead, all Revenue Credits received by Fidelity from the investment funds are allocated back to participant accounts, quarterly, based on the ratio of each participant’s average daily balance in a fund generating Revenue Credits during the quarter to the total average daily balances for all eligible participants in such fund during the quarter.  The allocation will be used to purchase whole and fractional shares of investments in the eligible participant accounts. Effective October 1, 2016, the cost of recordkeeping services is no longer funded through offsets from some of the investment funds in the Plan. Instead, all recordkeeping fees and other expenses chargeable to the Plan are allocated pro rata to participants based on account balance.  All other expenses, such as loan set up fees, loan maintenance fees, short term fees, overnight fees relating to participants’ transactions are deducted from those participants’ accounts as transactions occur.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued amended guidance on disclosures for investments in certain entities that calculate net asset value per share (“NAV”) or its equivalent. The new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV per share or its equivalent. The Company adopted the new guidance for plan year ended December 31, 2016. The new guidance was applied retrospectively to December 31, 2015, and for this reporting period, and the common/collective trusts (“CCT”) were removed from level 2 and included as a reconciling line item in the Note 3 table. As the accounting standard only impacted presentation, the new standard did not have an impact on the Plan’s financial statements.

In July 2015, the FASB issued amended guidance to reduce complexity in employee benefit plan accounting. The main provisions of the new guidance are (i) the fully benefit-responsive investment contracts are measured, presented, and disclosed at contract value; (ii) investments of employee benefit plans are grouped by general type, eliminating the need to disaggregate the investments in multiple ways; and (iii) eliminates the requirement of disclosing individual investments that represent 5 percent or more of net assets available for benefit and the net appreciation or depreciation for investments by general type. The Company adopted the new guidance for plan year ended December 31, 2015. The new guidance was applied retrospectively to all periods presented. As the accounting standard only impacted presentation, the new standard did not have an impact on the Plan’s financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. The accrued, but unpaid interest was not material and was not reflected in notes receivable from participants as of December 31, 2016 and 2015. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3. Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies

The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Common stock

The Company’s common stock held in the Company Stock Fund is stated at fair value as quoted on a recognized securities exchange and valued at the last reported sales price on the last business day of the Plan year and is classified as Level 1 investment.

Short-term securities

Short-term securities are comprised of money market funds which are valued at quoted market prices in an exchange and active markets, and are classified as Level 1 investments.

Participant-directed brokerage accounts

Participant-directed brokerage accounts held registered investment companies, common stocks, cash, U.S. government bonds and corporate bonds. Registered investment companies and common stocks are classified as Level 1 investments. Cash is held in Fidelity money market account and classified as Level 1 investment. U.S. government bonds and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities and classified as Level 2 investments.

Common/collective trusts

CCTs are fair valued at the reported NAV of units of a collective trust and included as a reconciling item to the fair value tables below. There is no restriction in place with respect to the daily redemption of the CCTs held by the Plan and there are no unfunded commitments. The CCTs are comprised of a stable value fund and a growth company fund. The investment objective of the stable value fund is to seek preservation of capital and provide a competitive level of income that is consistent with preservation of capital. The investment objective of the growth company fund is to provide capital appreciation through the active management of equities across a broad growth segment of the equity markets.

As of December 31, 2016 and 2015, the Plan’s investments measured at fair value were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2016
Registered investment companies	$500,413,178	$—	$—	$500,413,178
Common stock	28,751,125	—	—	28,751,125
Short-term securities	756,595	—	—	756,595
Participant-directed brokerage accounts	38,749,982	104,959	—	38,854,941
Total investments at fair value	$568,670,880	$104,959	$—	$568,775,839
Investments measured at NAV
CCTs				131,094,718
Total investments				$699,870,557

December 31, 2015
Registered investment companies	$424,298,310	$—	$—	$424,298,310
Common stock	28,400,365	—	—	28,400,365
Short-term securities	21,863,788	—	—	21,863,788
Participant-directed brokerage accounts	33,905,145	74,986	—	33,980,131
Total investments at fair value	$508,467,608	$74,986	$—	$508,542,594
Investments measured at NAV
CCTs				108,999,170
Total investments				$617,541,764

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated August 2, 2012, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. On January 26, 2016, the Plan filed for a new determination letter in accordance with the IRS procedures. The Plan has not yet received the new determination letter from the IRS. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or Department of Labor.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6. Related Party Transactions

Aerojet Rocketdyne Holdings, Inc. Common Stock

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2016, the Plan made sales of $3.8 million of the Company’s common stock (see Note 7). The Plan did not make any purchases of the Company’s common stock during the Plan Year. Effective

April 15, 2009, the Company Stock Fund was closed to new investments. At December 31, 2016 and 2015, the Plan held 1,601,734 and 1,813,561 shares of the Company’s common stock, respectively, through the Company Stock Fund, representing 4% of the total net assets of the Plan for both years.

Funds Managed by Fidelity

Certain Plan investments are shares of funds managed by Fidelity, the holding company of Fidelity Trust. Fidelity Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were deducted from the NAV of shares of funds held by the Plan. The funds’ operating expense ratios ranged from 0.42% to 0.92% based on the funds’ most recent prospectuses.

RCA with Fidelity Trust

During the year ended December 31, 2016, a portion of the administrative expenses incurred by the Plan were paid through RCA, which totaled approximately $0.2 million. As reflected on the Statement of Changes in Net Assets Available for Benefits, the Plan made a direct payment of $0.3 million for the remaining expenses incurred during the year ended December 31, 2016. Effective October 1, 2016, RCA is no longer available to pay for the administrative expenses incurred by the Plan (see Note 1).

7. Issuance of Unregistered Shares

The Company inadvertently failed to register with the SEC certain shares of its common stock issued under the Plan. As a result, certain participants as purchasers of the Company’s common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive consideration with respect to any loss on such disposition) plus interest from the date of purchase (the “Rescission Offer”). The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register.  In June 2008, the Company filed a registration statement on Form S-8 with the SEC to register future transactions in the Company Stock Fund in the Plan. As of December 31, 2016, the Plan Administrator estimated the net losses incurred by Plan participants related to the transactions involving the Company’s unregistered common stock to be approximately $5.0 million, including $2.8 million of interest. As there was no executed Rescission Offer currently in place, realization of this gain contingency was not reasonably assured; and therefore the Plan has not recorded a receivable from the Company as of December 31, 2016.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2015
Net assets available for benefits per the financial statements	$631,960,763
Adjustment from NAV to Form 5500 fair value for stable value CCT	359,145
Net assets available for benefits per the Form 5500	$632,319,908

As of December 31, 2016, the Plan adopted the new accounting standard on disclosures for investments in certain entities that calculate NAV or its equivalent (see Note 1). As a result of the adoption, NAV for stable value CCT is deemed to be the fair value.

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2016
Total investment income per the financial statements	$49,109,781
Change in adjustment from NAV to Form 5500 fair value for stable value CCT	(359,145)
Total investment income per the Form 5500	$48,750,636

10. Subsequent Event

On May 30, 2017, the Company made a registered Rescission Offer to buy back unregistered shares from eligible Plan participants at the original purchase price plus interest, or to reimburse eligible Plan participants for losses they may have incurred if their shares had been sold.

Supplemental

Schedules

Aerojet Rocketdyne Retirement Savings Plan
EIN 34-0244000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**
December 31, 2016

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Vanguard Institutional Index Fund	Registered investment company	$91,181,899
	Vanguard Extended Market Index Fund	Registered investment company	11,519,783
	Vanguard Total International Stock Index Fund	Registered investment company	6,107,624
	Vanguard Total Bond Market Index Fund	Registered investment company	11,486,473
	Brown Advisory Small-Cap Growth Fund Institutional Shares	Registered investment company	15,319,092
	Victory Sycamore Small Company Opportunity Fund Class I	Registered investment company	12,906,065
	American Beacon Lg Cap Value Inst CL	Registered investment company	24,867,595
	PIMCO Total Return Institutional Class	Registered investment company	27,417,356
*	Fidelity Diversified International	Registered investment company	23,939,545
*	Fidelity Low Priced Stock	Registered investment company	36,548,170
*	Fidelity Mid-Cap Stock Fund	Registered investment company	30,707,067
	American Funds 2010 Target Date Retirement Fund Class R-6	Registered investment company	18,805,405
	American Funds 2020 Target Date Retirement Fund Class R-6	Registered investment company	77,865,364
	American Funds 2030 Target Date Retirement Fund Class R-6	Registered investment company	57,174,498
	American Funds 2040 Target Date Retirement Fund Class R-6	Registered investment company	24,778,889
	American Funds 2050 Target Date Retirement Fund Class R-6	Registered investment company	14,153,850
	American Funds 2015 Target Date Retirement Fund Class R-6	Registered investment company	2,527,548
	American Funds 2025 Target Date Retirement Fund Class R-6	Registered investment company	8,065,732
	American Funds 2035 Target Date Retirement Fund Class R-6	Registered investment company	2,504,309
	American Funds 2045 Target Date Retirement Fund Class R-6	Registered investment company	1,385,534
	American Funds 2055 Target Date Retirement Fund Class R-6	Registered investment company	555,499
	American Funds 2060 Target Date Retirement Fund Class R-6	Registered investment company	595,881
*	Fidelity Managed Income Portfolio II - Class 1	Common/collective trust stable value fund	75,687,545
*	Fidelity Growth Company Commingled Pool	Common/collective trust fund	55,407,173
*	Fidelity Treasury Money Market Fund	Money market fund	195,015
*	Fidelity Institutional Cash Portfolio	Money market fund	561,580
	Participant-directed Brokerage Accounts

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	Brokerage Link	Various investments	38,854,941
*	Notes receivable from participants	Annual interest rates from 4.25% to 8.75% maturing through 2026	13,734,069
*	Aerojet Rocketdyne Holdings, Inc. Common Stock	Common Stock; 1,601,734 shares	28,751,125
	Total investments		$713,604,626
____________

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Aerojet Rocketdyne Holdings, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AEROJET ROCKETDYNE RETIREMENT SAVINGS PLAN

Date: June 2, 2017	By	/s/ Paul R. Lundstrom
Paul R. Lundstrom
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Exhibit 23.2	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM